

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 18, 2021

Rohit Bhagat
Chief Executive Officer
FinTech Evolution Acquisition Group
c/o 1345 Avenue of the Americas
New York, NY 10105

> **Re: FinTech Evolution Acquisition Group**
> **Registration Statement on Form S-1**
> **Filed February 11, 2021**
> **File No. 333-252969**

Dear Mr. Bhagat:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed February 11, 2021

General

1. From the revisions to your fee table, it appears that you are registering the exercise of the warrants that are included in the units you are offering. Please reconcile with the numerous disclosures throughout your filing that indicating you are not registering the exercise of those warrants. As examples only, please refer to pages 18, 69 and 156-57.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Douglas Ellenoff